                                    FILED BY MITCHELL ENERGY & DEVELOPMENT CORP.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                            SUBJECT COMPANY: MITCHELL ENERGY & DEVELOPMENT CORP.
                                                   COMMISSION FILE NO. 333-68694


                       MITCHELL ENERGY & DEVELOPMENT CORP.
                              2001 TIMBERLOCH PLACE
                           THE WOODLANDS, TEXAS 77380
                            TELEPHONE: (713) 377-6625


                                  NEWS RELEASE
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


                     DEVON ENERGY AND MITCHELL ENERGY AMEND
                   MERGER AGREEMENT TO ENSURE TAX-FREE STATUS

OKLAHOMA CITY AND THE WOODLANDS, TEXAS -- OCTOBER 5, 2001 -- Devon Energy Corporation (AMEX:DVN, TSE:NSX) and Mitchell Energy & Development Corp. (NYSE:MND) announced today that the board of directors of each company has approved an amendment to their merger agreement. The amendment provides for an alternate structure to eliminate the risk that Devon's stock price would prevent the issuance of certain tax opinions that are a condition to the transaction. The amendment will have no effect on the economics of the transaction to the companies or their shareholders.

Under the original structure, Mitchell was to merge with a subsidiary of Devon. The transaction was designed to be tax-free except to the extent that Mitchell's shareholders receive cash. Consequently, a condition to closing is that each party receive tax opinions to that effect. The recent decline in Devon's stock price created doubt as to whether those opinions could be obtained at closing, if the original structure were used.

The amended agreement requires the parties to complete the transaction as it was originally structured if the tax opinions are available. However, in the event that the opinions are not available under the original structure, the parties would effect the transaction by utilizing an alternate structure. The alternate structure would require creation of a new holding company. Through mergers, Devon and Mitchell would become subsidiaries of the new holding company. In those mergers, Devon's shareholders would exchange each of their Devon shares for one share of the new holding company. Mitchell's shareholders would exchange each of their Mitchell shares for .585 of a share of the new holding company and $31 in cash. Use of the alternate structure will eliminate the risk that a decline in Devon's stock price would prevent the desired tax treatment.

The amended merger agreement will be filed as an exhibit to the joint proxy statement/ prospectus that will be circulated to shareholders of Devon and Mitchell prior to the shareholder meetings. These meetings will be scheduled after completion of the necessary SEC review process. The companies expect to close the merger during the fourth quarter of 2001.


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             NOTICE TO INVESTORS CONCERNING DEVON'S PLANS TO ACQUIRE
                                 MITCHELL ENERGY

Investors and security holders are advised to read the definitive joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the proposed transaction because it will contain important information. A preliminary joint proxy statement/prospectus has been filed with the SEC by Devon and Mitchell. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Devon and Mitchell with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and such other documents (relating to Devon) may also be obtained for free from Devon when they become available by directing such request to: Devon Energy Corporation, 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone: (405) 552-4570, e-mail: judy.roberts@dvn.com. The definitive joint proxy statement/prospectus and such other documents (relating to Mitchell) may also be obtained for free from Mitchell when they become available by directing such request to: Mitchell Energy & Development Corp., 2001 Timberloch Place, The Woodlands, Texas 77380, Attention: Investor Relations, telephone: (713) 377-6625, e-mail: mndpr@mitchellenergy.com.

Devon, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Devon's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Devon's Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.

Mitchell, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Mitchell's shareholders in connection with the transaction. Information regarding such persons and a description of their interests in the transaction is contained in Mitchell's Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the definitive proxy statement/prospectus when it becomes available.


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